Via Facsimile and U.S. Mail
Mail Stop 6010
								December 20, 2005

Mr. Dan R. Carmichael
Chief Executive Officer and Director
Ohio Casualty Corporation
9450 Seward Road
Fairfield, OH  45014

Re:	Ohio Casualty Corporation
	Form 10-K for Fiscal Year Ended December 31, 2004
      File No. 0-05544

Dear Mr. Carmichael:

      We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with more information so we may better understand your disclosure.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004

Management`s Discussion and Analysis, page 18

Results of Operations, page 18
1. We note that you have included in your disclosures a caption for the non-GAAP measure operating income (loss). We believe that the use of this measure must comply with Item 10e of Regulation S-K. This measure eliminates certain recurring items such as realized gains (losses). The acceptability of a non-GAAP financial measure that eliminates recurring items from the most comparable GAAP measure depends on all facts and circumstances. We note that excluded realized investment gains (losses) have the following attributes:
* There is a past pattern of these items occurring in each reporting period;
* The financial impact of these items will not disappear or become immaterial in the future; and
* There is no unusual reason that a company can substantiate to identify the special nature of these items.

These attributes raise significant questions as to the usefulness of
this measure for investors and the appropriateness of its presentation in accordance with Item 10 of Regulation S-K. Please refer to Questions 8, 9, and 21 of "Frequently Asked Questions
Regarding the Use of Non-GAAP Financial Measures".   Please tell
us
how this measure complies with the guidance referred to above.

Loss and Loss Adjustment Expenses, page 39
2. We noticed that the Company`s actuaries determine a point estimate by product which management adjusts based upon its best estimate of the liability for loss and LAE reserves. For each product line, please provide to us, in disclosure-type format, a description of the method used by the actuary to determine the point estimate for each product line and what specific factors/justifications, management used to adjust the point estimates provided by the actuaries.
3. We note your sensitivity analysis disclosure related to changes in the stable loss inflation assumption. Please explain to us whether this assumption is the key variable in your loss reserving methodology and whether you believe the hypothetical one percent increase in the inflationary trend is reasonably likely to occur. If not true, please provide us in disclosure-type format which assumptions are key to your reserving process and the impact of reasonably likely changes in those assumptions.
4. As INBR reserves estimates are more imprecise, for each line of your business, please tell us, in disclosure-type format, the amounts of your loss reserves for IBNR claims.

Financial Statements, page 49

Note 1C: Investments, page 54
5. Please explain to us why you include cash equivalents under paragraph 8 of SFAS 95 as short-term investments.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label
CORRESP. Please understand that we may have additional comments after reviewing your responses to our comments.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions, please contact Mark Brunhofer,
Staff
Accountant, at (202) 551-3638 or Kevin Woody, Branch Chief, at
(202)
551-3629.  In this regard, do not hesitate to contact me, at (202)
551-3679.

Sincerely,



Jim B. Rosenberg
Senior Assistant Chief Accountant
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Dan R. Carmichael
Ohio Casualty Corporation
December 20, 2005
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